PolyMedix, Inc.
170 N. Radnor-Chester Road
Suite 300
Radnor, Pennsylvania 19087
July 24, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Barros

Re:	PolyMedix, Inc. Registration Statement on Form SB-2 Commission File No. 333-142787
Dear Ms. Barros:
     PolyMedix, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form SB-2, Commission File No 333-142787, as amended (the “Registration Statement”) be accelerated so that the Registration Statement will become effective, pursuant to Rule 430A, at 4:00 p.m. on Thursday, July 26, 2007, or as soon thereafter as practicable.
     In connection with this acceleration request, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the Staff, acting by delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•	the Company may not assert the Commission’s or the Staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POLYMEDIX, INC.

By:	/s/ Edward F. Smith

Edward F. Smith
Chief Financial Officer